Exhibit 12

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	1999	2000	2001	2002	2003
EARNINGS
Pre-tax income	$7,798	$23,816	$24,516	$75,577	$108,729
Add: fixed charges	8,504	43,559	39,417	26,834	19,209

Total earnings	$16,302	$67,375	$63,933	$102,411	$127,938

FIXED CHARGES
Interest expense	$6,195	$39,785	$35,417	$21,539	$12,848
Rent expense included in fixed charges	2,309	3,774	4,000	5,295	6,361

Total fixed charges	$8,504	$43,559	$39,417	$26,834	$19,209

RATIO OF EARNINGS TO FIXED CHARGES	1.9	1.5	1.6	3.8	6.7